Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

THIS PURCHASE AND ASSUMPTION AGREEMENT (the “Agreement”) is made and entered into effective October 10, 2006, by and between Texas State Bank, a Texas state banking association (herein referred to as the “Seller”), and First National Bank, a national banking association the main office of which is located in Edinburg, Texas (herein referred to as the “Purchaser”).

WHEREAS, Seller is engaged in the business of banking through its main office in McAllen, Texas and (among other places) through its branch location in Eagle Pass, Texas (the branch office of Seller located in Eagle Pass, Texas being herein called the “Eagle Pass Branch”);

WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser substantially all of Seller’s assets related to the business of the Eagle Pass Branch, and in connection therewith provide for related arrangements and agreements, all in accordance with and pursuant to the terms, conditions and provisions contained in this Agreement;

NOW, THEREFORE, for and in consideration of the mutual promises contained in this Agreement and other good and valuable consideration, Purchaser and Seller agree as follows:

ARTICLE I

Purchase and Sale

1.1           Transaction. On and subject to the terms, conditions and provisions of this Agreement, at the Closing:

1.1.1.       Purchaser will purchase from Seller, and Seller will sell, transfer, and assign to Purchaser, the Branch Assets, as hereinafter defined and described.

1.1.2.       Purchaser will assume the obligation for payment or discharge of the Assumed Liabilities, including the Deposit Liabilities and the Repurchase Agreement, in each case as hereinafter defined and described.

1.1.3        The party responsible for the payment of the Net Payment to be paid pursuant to the terms hereof shall pay such amount to the other party as provided in this Agreement.

1.2           Branch Assets. As used in this Agreement, the term “Branch Assets” means all assets, properties and rights which are owned or used exclusively in connection with the conduct of the business of the Eagle Pass Branch, all of which shall be transferred at the Closing to the Purchaser free and clear of any liens, encumbrances, rights in any other party, or adverse interests of any kind. The Branch Assets include only the following:

1.2.1.       All cash on hand at the Eagle Pass Branch as of the date of Closing (the “Cash”).

1.2.2.       All loans, plus accrued but unpaid interest thereon through the date of Closing, coded to the Eagle Pass Branch (the loans, without reduction for the amount of any allowance for loan losses attributable thereto as recorded on the books and records of the Eagle Pass Branch as of the date hereof (the “Allowance for Loan Losses”), to be acquired by Purchaser being herein called the “Loans”). The Loans coded to the Eagle Pass Branch as of September 30, 2006 are listed on Schedule 1.2.2. All of the Loans listed on Schedule 1.2.2, as updated through the Closing, will be transferred to the Purchaser pursuant to the terms hereof.

1.2.3.       The furniture, fixtures, equipment, computer hardware, books, office equipment, automobiles and other vehicles and other tangible personal property described or referred to on Schedule 1.2.3, exclusive of (i) all signage and (ii) the contents of safe deposit boxes (herein called the “Personal Property”).

1.2.4.       The real property (herein called the “Real Property”) on which the Eagle Pass Branch is located and all improvements to such property, purchased, installed or constructed by or on behalf of Seller and used in connection with the operation or maintenance of the Eagle Pass Branch, without limitation, buildings, structures, parking facilities and drive-in teller facilities, described on Schedule 1.2.4.

1.2.5.       The permits, approvals, qualifications, authorization, licenses, consents, certifications and clearances held, used or required in the conduct of the business of the Eagle Pass Branch and any prepaid expenses and security deposits attributable to the operation of the Eagle Pass Branch described or referred to on Schedule 1.2.5 (collectively herein called the “Other Assets”).

1.2.6.       The operating records, deposit records, loan records, customer lists and records, Safe Deposit Contracts and Safe Keeping Contracts (as defined below), legal files and records, personnel and payroll records, correspondence and files related to the business of the Eagle Pass Branch, and all original documents, signature cards, checks, certificates, plans, specifications, building permits, certificates of occupancy, governmental licenses for improvements, and architectural documents pertaining to the facilities in which the Eagle Pass Branch is located (the “Books and Records”). It is understood that certain of Seller’s records may be available only in the form of photocopies, film copies, digitally-stored copies or other non-original and non-paper media. Further, it is understood that certain historical records are available only on optical disk or in digital form and are intermingled with other records of Seller (the “Optical Disk Records”). The Optical Disk Records will remain in the possession of Seller; after the date of

Closing, Seller will be obligated to provide printed copies of information contained in the Optical Disk Records solely in accordance with Section 6.18 of this Agreement.

1.2.7.       The right to use post office boxes (if any) and right to use telephone numbers used in connection with the Business of the Eagle Pass Branch as described on Schedule 1.2.7.

1.2.8        All rights of Seller under safe deposit contracts and leases for the safe deposit boxes located at the Eagle Pass Branch (the “Safe Deposit Contracts”) and all rights of Seller under any contracts relating to Seller’s safekeeping business located at the Eagle Pass Branch (the “Safekeeping Contracts”).

1.2.9.       All rights of Seller under express or implied warranties given or made in connection with the Assets, if any.

1.2.10      All rights of Seller under leases for real property used in the operation of the Eagle Pass Branch, and under leases for equipment used in connection with the business of the Eagle Pass Branch, as described on Schedule 1.2.10 (the “Leases”).

As used herein, the “Eagle Pass Branch Property” shall mean and refer to the Real Property, the Personal Property and the Other Assets. Purchaser has had, and until Closing will have, a full and complete opportunity to inspect all of the Branch Assets. Purchaser acknowledges and agrees that all Branch Assets are being conveyed by Seller to Purchaser AS IS, WHERE IS AND WITH ALL FAULTS and WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, except as specifically set forth in this Agreement. Purchaser and Seller agree that the foregoing shall be included in any conveyance documents.

1.3.          Assumed Liabilities. As used in this Agreement, the term “Assumed Liabilities” means only the liabilities and obligations of Seller assumed by Purchaser and described in this Section 1.3 as such items shall exist at the time of the Closing. The Assumed Liabilities include only the following liabilities:

1.3.1.       Deposit liabilities (including accrued unpaid interest thereon) coded to the Eagle Pass Branch in the ordinary course of the business of the Seller as of the date of Closing (herein called the “Deposits”) and obligations of the Seller under the terms of the Repurchase Agreement (including accrued unpaid interest thereon) and related Texas State Bank FreedomCash Sweep Agreement described on Schedule 1.3.1 (the “Repurchase Agreement”).

1.3.2.       Obligations of Seller which have not been performed prior to the Closing which have arisen in the ordinary course of business relating to the operation of the Eagle Pass Branch (including specifically letters of credit issued by Seller in the ordinary course of business of the Eagle Pass Branch), and the depository contracts for public entities coded to the Eagle Pass Branch, but in each case only those specifically described in Schedule 1.3.2 which is incorporated herein by this reference for all relevant purposes. In addition, and without limiting the foregoing, the Purchaser and Seller anticipate that, at or prior to the time of Closing, the employment agreement between Texas Regional Bancshares, Inc. (“Texas Regional”) and Sammy Juve (“Juve”) dated June 12, 2006 (the “Juve Employment Contract”) shall be terminated and the Seller and Texas Regional fully released from all liability with respect thereto, and that Juve and Purchaser shall enter into a replacement employment agreement on terms acceptable to Purchaser and Juve. In the event that the Juve Employment Contract is not terminated,

(i)            Purchaser shall assume at Closing all of the Seller’s and Texas Regional’s obligations under the Juve Employment Contract;

(ii)           neither the Seller nor Texas Regional shall have any further rights or obligations under the Juve Employment Contract; and

(iii)          all obligations of Seller and/or Texas Regional under the Juve Employment Contract shall have been fully performed and satisfied through immediately prior to the time of Closing and Purchaser will have no obligation for such obligations (except that Purchaser shall assume any obligation in the Juve Employment Contract for any accrued and unpaid stay-on bonus or any amount payable in respect of the termination of Juve’s employment by Seller, Purchaser and/or Texas Regional).

1.4.          Excluded Liabilities. Purchaser shall not assume, and does not hereby assume, any obligation of Seller except as expressly set forth herein. Notwithstanding the foregoing, and without limiting the generality of the foregoing, Purchaser shall not assume any obligations with respect to (i) compensation, including any commissions, accrued compensation or fees to be paid in connection with any employee benefit plan or arrangement or with respect to income or other taxes, except as and to the extent that the same are included in the Assumed Liabilities described or referred to in Section 1.3 above; (ii) all real estate taxes on other real estate and properties carried as in substance foreclosures of Seller, all sales and use, social security and unemployment taxes withheld or collected from employees or customers and all accounts payable and operating expenses, whether or not accrued, for products or services incurred prior to the effective time of the Closing including, but not limited to, salaries, attorneys’ fees and telephone, utility, advertising and public relations expenses, except that to the extent that an adjustment to the purchase price hereunder is made in respect of any such liability or obligation, Purchaser shall assume all liability with respect thereto; (iii) liabilities or obligations with respect to any litigation, suits, claims, demands or governmental proceedings asserted by third parties against Seller and arising, commenced or resulting from the operations of the Eagle Pass Branch prior to the effective time of the Closing; and (iv) Seller’s cashier checks, money orders, interest checks and expense checks issued prior to Closing, consignments of U.S. Government “E” and “EE” bonds and any and all traveler’s checks.

1.5           Purchase Price. Subject to the terms and conditions of this Agreement, and subject to adjustment as provided in Section 1.6 below, the net amount (the “Net Payment”) to be paid by the Purchaser to the Seller for the Assets is an amount equal to the difference between (a) the book value of the Branch Assets (without reduction for any amount of the Allowance for Loan Losses), plus $7,500,000.00, and (b) the book value of the Assumed Liabilities assumed by Purchaser under the terms hereof. If the Net Payment as calculated pursuant to the foregoing is a positive number, the Net Payment shall be paid by wire transfer by Purchaser to Seller to an account designated by Seller at the time of Closing. If the Net Payment as calculated pursuant to the foregoing is a negative number, the Net Payment shall be paid by wire transfer by Seller to Purchaser to an account designated by Purchaser at the time of Closing. The Net Payment shall be allocated to the Branch Assets in accordance with generally accepted accounting principles, consistently applied, and applicable legal requirements including, for tax purposes, applicable requirements of the Internal Revenue Code of 1986, as amended.

1.6           Closing Financial Statements. The parties acknowledge that a statement of the assets and liabilities of the Eagle Pass Branch as of the date of Closing (the “Closing Financial Statements”) will not be finalized until after the effective date of Closing. Purchaser and Seller shall cooperate with each other to cause the preparation of such Closing Financial Statements as soon as reasonably practicable following Closing, but in any event such Closing Financial Statements shall be prepared within thirty (30) days following the effective date of Closing. The amount of any and all payments are to be based on the actual Closing Financial Statements, but the transaction may be closed, and the Net Payment to initially be paid pursuant to Section 1.5 above may be paid, on the basis of preliminary data, which in all cases shall represent Seller’s best good faith effort to determine the actual amount of cash balances, book value of loans and other assets to be acquired, and the actual amount of Deposit liabilities and Repurchase Agreement liability to be assumed pursuant to the terms hereof. In the event that the amounts as finally determined indicate that the Net Payment was more or less than would have been paid if data from the Closing Financial Statements had been used, the party receiving any amount in excess of that to which it was due, or paying any amount less than it should have paid, shall immediately pay to the other party the amount of such difference, with interest thereon computed from the effective date of the Closing to the date payment of such difference is made (the “Adjustment Payment Date”) at the mean of the high and low rates quoted for Federal Funds in the Money Rates Column of the Wall Street Journal (the “Applicable Federal Funds Rate”), adjusted as such mean may increase or decrease during the period between the effective date of the Closing and the Adjustment Payment Date, and any applicable allocations shall be adjusted accordingly. If the Purchaser and the Seller disagree as to the final determination of the amount of the Net Payment, the party to whom an additional amount is owed (or who in good faith believes that it is owed an additional amount) may, within sixty (60) days following the effective date of Closing, elect to initiate a review by an independent accounting firm jointly selected by the Purchaser and the Seller. The Purchaser and the Seller shall provide the independent accounting firm with access to such information as may be reasonably requested by the independent accounting firm to make a final determination of the final amount of the Net Payment. Upon determination of the final amount of the Net Payment, the party receiving any amount in excess of that to which it was due, or paying any amount less than it should have paid, shall pay to the other party the amount of such difference, with interest thereon at the Applicable Federal Funds Rate, within ten days following notice of the determination by the independent accounting firm, and any applicable allocations shall be adjusted accordingly.

ARTICLE II

Representations and Warranties

2.1           Representations and Warranties of Seller. Seller represents and warrants to Purchaser, both as of the date hereof and as of the date of Closing, as follows:

2.1.1.       Seller is a Texas state banking association, duly organized and validly existing under the laws of the state of Texas, and has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own its properties and to engage in the business and activities now conducted by the Seller at the Eagle Pass Branch. Seller (i) is duly authorized to conduct a general banking business, in accordance with its charter, subject to the supervision of the Texas Department of Banking and the Board of Governors of the Federal Reserve System and other applicable authorities; (ii) is an insured bank as defined in the Federal Deposit Insurance Act; and (iii) has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the business and activities now conducted by it.

2.1.2.       Seller has full corporate power and authority under its Articles of Association, Bylaws and applicable provisions of law to execute, deliver, and perform this Agreement, subject to receipt of applicable regulatory approvals.

2.1.3.       The execution, delivery, and performance of this Agreement have been duly authorized by all requisite corporate actions on the part of Seller.

2.1.4.       This Agreement is a valid, binding, and legal obligation of Seller, enforceable in accordance with its terms.

2.1.5.       Subject to receipt of applicable regulatory approvals, neither the execution and delivery of this Agreement nor Seller’s full performance of Seller’s obligations hereunder will violate or breach, or otherwise constitute or give rise to a default under, the terms or provisions of the Seller’s Articles of Association, Bylaws or any material contract, commitment, instrument, notice, writ, injunction, order or decree of any court, agency, or other governmental authority or other obligation to which the Seller is a party.

2.1.6.       All Loans to be acquired by Purchaser under the terms hereof have been made in the ordinary course of business of Seller and, to the best knowledge of the Seller, and with such exceptions as are not material to the portfolio as a whole, (i) constitute legal, valid and binding obligations of the respective obligors thereof enforceable in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors generally and the availability of injunctive relief, specific performance, and other equitable remedies) and (ii) are not subject to any defenses, offsets or counterclaims that may be asserted against Seller as the present holder thereof. The borrower’s obligations with respect to any Loan coded and classified as a secured Loan in the portfolio to be acquired by the Purchaser under the terms hereof are, to the best knowledge of the Seller, secured by a validly perfected security interest in the collateral specified in the Loan documents in favor of Seller as secured party, having the priority as described in the Loan documents, except for such collateral and perfection exceptions as are not material to the portfolio as a whole. Seller has been charging interest and other amounts due under the Loan documents in accordance with the terms of such documents.

2.1.7.       Seller has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, included within the Branch Assets, subject to no liens, mortgages, security interests, encumbrances, easements, title imperfections, or charges of any kind except (i) statutory liens not yet delinquent, (ii) security interests granted to secure deposits of funds by federal, state or other governmental agencies, (iii) easements, restrictions, covenants and other matters of record in the real property records in the county in which such real property is located, and (iv) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held and such liens, mortgages, security interests, encumbrances and charges as are not, in the aggregate, material to the assets and properties of Seller to be conveyed to the Purchaser under the terms of this Agreement.

2.1.8.       No claims have been asserted and no relief has been sought, and to the best knowledge of the Seller no claim is threatened, against Seller, the Eagle Pass Branch, the Eagle Pass Branch Property or the Assumed Liabilities in any pending litigation or governmental proceedings or otherwise which might cause the Seller to be unable to perform Seller’s obligations under this Agreement.

2.1.9.       Seller has filed with the appropriate governmental agencies all federal, state and local income, franchise, excise, real and personal property and other tax returns and reports solely related to the Eagle Pass Branch which are required to be filed prior to the date hereof, and Seller is not delinquent in the payment of any taxes shown on such returns or reports.

2.1.10.     Except as set forth in Schedule 2.1.10, with respect to Deposits and the Branch Assets, Seller is not a party to or bound by any written or oral (i) material leases or licenses with respect to any property of the Eagle Pass Branch, real or personal, whether as landlord, tenant, licensor or licensee; (ii) contracts or commitments for capital expenditures to be made at the Eagle Pass Branch; (iii) contracts or options to purchase or sell any real or personal property included, or that would otherwise be included, in the Branch Assets; (iv) agreements or instruments relating to any commitments to loan money or to extend credit by the Eagle Pass Branch, except for commitments to extend credit in the ordinary course of business in amounts of less than $250,000 in any one transaction and $500,000 in the aggregate; or (v) material contracts of the Eagle Pass Branch, other than the foregoing, not made in the ordinary course of business.

2.1.11.     Seller has not engaged and is not directly or indirectly obligated to anyone acting as a broker, finder, or in any other similar capacity in connection with Seller’s sale of the Branch Assets, or in connection with any other transaction contemplated by this Agreement.

2.1.12.     The financial information concerning the Eagle Pass Branch included in Schedule 2.1.12 is a true presentation of the assets and the liabilities of the Eagle Pass Branch as of September 30, 2006 to be transferred to and assumed by the Purchaser pursuant to the terms hereof, on a pro forma basis as if such transfer were accomplished as of September 30, 2006, and includes a complete listing of all assets and liabilities of the Eagle Pass Branch that would be required to be included in a balance sheet of the assets to be transferred and liabilities to be assumed, prepared in accordance with generally accepted accounting principles (the “Financial Information”).

2.1.13.     Since the date of the Financial Information, Seller has conducted its business at the Branch only in the ordinary course and has not, other than in the ordinary course of business consistent with past practices: (i) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due; (ii) mortgaged, pledged or subjected to lien, charge, security interest or any other encumbrance or restriction any of the Assets, other than Permitted Encumbrances and encumbrances to secure public funds deposits; (iii) sold, transferred (including, without limitation, transferred to another location of Seller), leased to others or otherwise disposed of any of the assets of the Branch; (iv) terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss (whether or not covered by insurance) which, in any case or in the aggregate, would result in a Material Adverse Change; (v) suffered any change, event or condition that, in any case or in the aggregate, has had or may result in a Material Adverse Change; or (vi) entered into any agreement or made any commitment to take any of the types of action described in clauses (i) through (v) above.

2.1.14.     Except as disclosed in the representations and warranties made hereunder, since the date of the Financial Information, there has been no Material Adverse Change (as defined in Section 5.3.10) nor any event or condition that has had, nor would reasonably be expected to have in the future, a Material Adverse Change, since the date of the Financial Information. No material liabilities affecting the Eagle Pass Branch have been incurred since the date of the Financial Information other than those arising from normal transactions in the ordinary course of business that have been or will be disclosed to Purchaser in writing prior to the Closing.

2.2           Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller the following:

2.2.1.       Purchaser is a national banking association, duly organized, validly existing, and in good standing under the laws the United States of America. Purchaser has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own its properties and to engage in the business and activities now conducted by it or proposed to be conducted by it upon acquisition of the Eagle Pass Branch, including the business and activities conducted by the Eagle Pass Branch. Purchaser (i) is duly authorized to conduct a general banking business, in accordance with its charter, subject to the supervision of the Comptroller of the Currency and other applicable authorities; (ii) is an insured bank as defined in the Federal Deposit Insurance Act; and (iii) has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the business and activities now conducted by it.

2.2.2.       Purchaser has full corporate power and authority under its Articles of Association, Bylaws and applicable provisions of law to execute, deliver, and perform this Agreement, subject to receipt of applicable regulatory approvals. Purchaser is not aware of any reason that Purchaser should not be able to obtain any required regulatory approval.

2.2.3.       The execution, delivery, and performance of this Agreement have been duly authorized by all requisite corporate actions on the part of Purchaser.

2.2.4.       This Agreement is a valid, binding, and legal obligation of Purchaser, enforceable in accordance with its terms.

2.2.5.       Subject to receipt of applicable regulatory approvals, neither the execution and delivery of this Agreement nor Purchaser’s full performance of Purchaser’s obligations hereunder will violate or breach, or otherwise constitute or give rise to a default under, the terms or provisions of the Purchaser’s Articles of Incorporation, bylaws or any material contract, commitment, instrument, notice, writ, injunction, order or decree of any court, agency, or other governmental authority or other obligation to which the Purchaser is a party.

2.2.6.       Purchaser has not engaged and is not directly or indirectly obligated to anyone acting as a broker, finder, or in any other similar capacity in connection with Purchaser’s purchase of the Branch Assets, or in connection with any other transaction contemplated by this Agreement.

2.3           No Additional Representations. Neither party is making any representation or warranty to the other concerning the subject matter of this Agreement, except for those that are expressly set forth in this Agreement or in any document executed by such party at the time of Closing.

ARTICLE III

Actions Before Closing

3.1           Investigations and Reviews. Between the date hereof and the Closing, Seller covenants to Purchaser that, to the extent it may legally do so, Seller will afford Purchaser and Purchaser’s counsel, accountants and other representatives access, during normal business hours, to all of the Branch Assets, personnel, accountants, and attorneys related to the business of the Eagle Pass Branch, and will furnish Purchaser during such period with all such information concerning the Eagle Pass Branch and their respective business as Purchaser may reasonably request. Seller will permit Purchaser and its representatives to make abstracts from, or take copies of, the Books and Records as may be reasonably required by Purchaser, and Seller will furnish to Purchaser such information concerning the Eagle Pass Branch, and the Branch Assets and Assumed Liabilities as Purchaser may reasonably request. Purchaser and its consultants, agents and representatives shall have the right, upon reasonable advance notice to Seller (which in all cases shall not be less than three business days notice) and during normal business hours, but not the obligation or responsibility, to inspect the Real Property, including, without limitation, conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”) at any time prior to the effective date of the Closing.

3.2           Interim Conduct of the Business. Seller hereby covenants to Purchaser that, from the date of this Agreement to the Closing, Seller will operate the Eagle Pass Branch only in the ordinary and usual course, in accordance with Seller’s past practices. Without the prior written consent of Purchaser, Seller shall not cause the transfer from the Eagle Pass Branch to Seller’s other operations of any Loans, Deposits or Employees (as defined in Section 7.1), provided, however, that Seller may transfer Deposits to Seller’s other branch or offices upon the unsolicited request of the depositors.

3.3           Required Regulatory Approvals. Purchaser shall file its application with applicable regulatory authorities for acquisition of the Branch Assets and assumption of the Assumed Liabilities and establishment of a branch banking facility at the location of the Eagle Pass Branch as soon as practicable, but not later than thirty (30) days after receipt of all of the information requested by Purchaser from Seller and shall use good faith efforts to obtain any and all required regulatory approvals as promptly as practicable.

ARTICLE IV

Conditions

4.1           Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or prior to the Closing:

4.1.1.       Each representation and warranty of Seller contained in this Agreement shall be true, accurate and complete in all material respects as of the date of this Agreement and shall be deemed to have been remade at and as of the date of Closing and shall be true, accurate and complete in all material respects at and as of the date of Closing.

4.1.2.       Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Seller prior to or at the Closing and shall have delivered to Purchaser all documents, certificates, and instruments required to be delivered under the terms of this Agreement.

4.1.3.       The parties shall have received any regulatory approval which the parties reasonably deem necessary or appropriate to permit the parties to lawfully enter into and consummate the transactions herein described. Without limiting the generality of the foregoing, Purchaser shall have received approval from the Office of the Comptroller of the Currency and any other applicable regulatory authority for the acquisition by the Purchaser of the Eagle Pass Branch and the establishment of a branch bank for the Purchaser at the location of the Eagle Pass Branch.

4.1.4.       There shall not have been issued and in effect any injunction or similar legal order prohibiting or restraining consummation of any of the transactions contemplated by this Agreement and no legal action or governmental investigation which might reasonably be expected to result in any such injunction or order shall be pending or threatened.

4.2           Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions at or before the Closing:

4.2.1.       Each representation and warranty of Purchaser contained in this Agreement shall be true, accurate and complete in all material respects as of the date of this Agreement and shall be deemed to have been remade at and as of the date of Closing and shall be true, accurate and complete in all material respects at and as of the date of Closing.

4.2.2.       Purchaser shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Purchaser prior to or at the Closing and shall have delivered to Seller all documents, certificates, and instruments required to be delivered under the terms of this Agreement.

4.2.3.       The parties shall have received any regulatory approval which the parties reasonably deem necessary or appropriate to permit the parties to lawfully enter into and consummate the transactions herein described.

4.2.4.       There shall not have been issued and in effect any injunction or similar legal order prohibiting or restraining consummation of any of the transactions contemplated by this Agreement and no legal action or governmental investigation which might reasonably be expected to result in any such injunction or order shall be pending or threatened.

4.2.5        The transaction pursuant to which Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) shall have acquired Texas Regional shall have been completed and closed.

ARTICLE V

Closing

5.1           Time, Date, and Place of Closing. Provided that all required conditions to closing have been satisfied or waived, the closing of the transactions herein described (herein referred to as the “Closing”) shall occur on the latest of the following dates, or as promptly thereafter as reasonably practicable:

5.1.1.       The thirtieth calendar day after the date of approval of the transaction by the Office of the Comptroller of the Currency, including the related approval for establishment by the Purchaser of a branch bank at the location of the Eagle Pass Branch; or

5.1.2.       Such date as may be prescribed by the Office of the Comptroller of the Currency, or by any other federal or state agency or authority pursuant to an applicable federal or state law, order, rule or regulation, prior to which consummation of the transactions provided herein may not be effected; or

5.1.3.       The fifth business day following the closing and consummation of the transaction pursuant to which BBVA acquires Texas Regional; or

5.1.4.       If the transactions contemplated by this Agreement are being contested in any legal proceeding and Purchaser has elected to contest the same, then the date that such legal proceeding has been brought to a conclusion favorable, in the judgment of Purchaser, to the consummation of the transactions contemplated hereby; or

5.1.5.       Such other date as the parties may select by mutual agreement.

The Closing shall take place at the office of the Seller located at 3900 North Tenth Street, 11th Floor, McAllen, Texas, or at such other place as the parties may agree in writing. If the Closing shall not have been accomplished on or before May 31, 2007, this Agreement shall, at the election of either party hereto by written notice, terminate and be of no further force or effect. Any such termination which occurs through no fault of any of the parties to this Agreement shall be without liability to any of the parties hereto. This Agreement may be terminated at any time prior to the effective date of Closing by the mutual action of the respective Boards of Directors of the Purchaser and the Seller.

5.2           Purchaser’s Obligations. At the Closing, Purchaser shall deliver the following to the Seller (all of such actions constituting conditions precedent to Purchaser’s obligations to close hereunder):

5.2.1.       A wire transfer to an account or accounts designated by Seller in the amount of the Net Payment, if the Net Payment is due from the Purchaser to the Seller;

5.2.2.       An Assignment and Assumption Agreement in the form attached hereto as Schedule 5.2.3 (the “Assignment and Assumption Agreement”);

5.2.3.       A certificate duly executed by an authorized officer of Purchaser dated as of the effective date of the Closing, pursuant to which such officer shall certify, in his or her capacity as an officer of the Purchaser, as to the following: (i)

the representations and warranties of Purchaser as set forth in this Agreement are true and correct in all material respects as of the effective date of the Closing; (ii) the due adoption by the Board of Directors of Purchaser of corporate resolutions attached to such certificate authorizing the transaction and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; and (iii) the incumbency and true signatures of those officers of Purchaser duly authorized to act on its behalf in connection with the transaction contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Purchaser; and

5.2.4        Such other documents, certificates, and other items as may be required to be delivered by the Purchaser pursuant to the terms of this Agreement or as may be reasonably requested by the Seller to effectuate the transaction herein described.

5.3           Seller’s Obligations. At the Closing, Seller shall execute, acknowledge and deliver to Purchaser in recordable form as appropriate, and with third party consents and releases of liens and security interests in respect of any of the Assets, when and to the extent required by this Agreement, the following (all of such actions constituting conditions precedent to Purchaser’s obligations to close hereunder):

5.3.1.       A wire transfer to an account or accounts designated by Purchaser in the amount of the Net Payment, if the Net Payment is due from the Seller to the Purchaser;

5.3.2.       A special warranty deed covering the Real Property in the form of Schedule 5.3.2 attached hereto;

5.3.3.       A Bill of Sale in the form of Schedule 5.3.3 attached hereto;

5.3.4        An Assignment and Assumption Agreement;

5.3.5.       A Power of Attorney in the form of Schedule 5.3.4 attached hereto;

5.3.6.       Documents properly endorsed for transfer reflecting the assignment without recourse of all notes, guaranties, security agreements, financing statements, and any other agreements and certificates of title to inure to the benefit of Purchaser with respect to the Loans, and possession of any instruments (duly endorsed as necessary, without recourse except as contemplated by this Agreement) securing the Loans;

5.3.7.       All collateral security of any nature whatsoever held in physical form by Seller as collateral for any of the Loans;

5.3.8.       All of the Books and Records, or copies thereof as herein provided;

5.3.9.       Financial Information as of a date within 10 days prior to the Closing;

5.3.10.     The Cash included in the Branch Assets and such of the other Branch Assets that are capable of physical delivery;

5.3.11.     A certificate duly executed by an authorized officer of Seller dated as of the effective date of the Closing, pursuant to which such officer shall certify, in his or her capacity as an officer of the Seller, as to the following: (i) the representations and warranties of Seller as set forth in this Agreement are true and correct in all material respects as of the effective date of the Closing; (ii) since the date of the Financial Information, there has been no event, condition or circumstance that has occurred or is reasonably likely to occur that would prevent Seller from performing any of its obligations under this Agreement or consummating the transactions contemplated hereby (any of such events being referred to herein as a “Material Adverse Change”); (iii) the due adoption by the Board of Directors of Seller of corporate resolutions attached to such certificate authorizing the transaction and the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; and (iv) the incumbency and true signatures of those officers of Seller duly authorized to act on its behalf in connection with the transaction contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Seller;

5.3.12.     All documents, contracts, certificates, instruments, keys and records necessary or appropriate to transfer the Safe Deposit Contracts and Safekeeping Contracts, if any, of the Eagle Pass Branch to Purchaser;

5.3.13.     Possession of the Assets and access to and keys to the Eagle Pass Branch and all security devices located at the Eagle Pass Branch, together with security codes for access to the Eagle Pass Branch and combinations to all locking devices of Seller located at the Eagle Pass Branch;

5.3.14.     A list, certified by an authorized officer of Seller (acting in his or her official capacity, and not individually), setting forth, to the best knowledge of such officer, all garnishments, similar court orders, tax liens and orders of any governmental entity in effect with respect to the Deposits;

5.3.15.     Copies in hard copy and in mutually acceptable machine-readable form of all Books and Records related solely to the Deposits or the Repurchase Agreement assumed by Purchaser pursuant to the terms hereof, and original loan files related to the Loans acquired by Purchaser pursuant to the terms hereof; and

5.3.16.     Such other documents, certificates, and other items as may be required to be delivered by the Seller pursuant to the terms of this Agreement or as may be reasonably requested by the Purchaser to effectuate the transaction herein described. At the time of Closing, Seller shall deliver to the Purchaser updated versions of the Schedules, to reflect changes from the date hereof to the date of Closing.

5.4           Prorations. At and as of the effective date of Closing, the Purchaser and the Seller shall prorate real property taxes, utility expenses, rentals, amounts owed or owing pursuant to contracts assumed by Purchaser and other expenses that relate to periods extending from prior to the date of Closing to a date following the date of closing, with the result that the Seller bears such expenses up to and including the date of Closing and Purchaser bears such expenses for periods subsequent to the date of Closing. The amount payable to Purchaser as a result of proration of expenses shall be paid at the time of Closing or at such subsequent time as is acceptable to Purchaser.

5.5           Costs and Expenses. Each of Purchaser and Seller shall bear its own costs and expenses related to the transaction herein described.

ARTICLE VI

Actions After Closing

6.1           Replacement of Customer Check Stock and ATM Cards. As soon as practicable, but in no event later than the date of Closing, Purchaser shall mail to each Depositor whose account may be accessed by checks a letter approved by Seller requesting that such depositor promptly cease writing checks on Seller’s check stock against such account. At such time as Purchaser mails each such notice to each depositor, Purchaser shall also forward to each depositor new checks on Purchaser’s check stock, which checks the depositor may draw upon Purchaser for the purpose of effecting transactions with respect to such Deposits. The parties will use reasonable efforts to develop procedures (i) that will cause checks drawn on Seller’s form of check stock against Deposits that are received after the effective time of the Closing to be cleared through Purchaser’s then current clearing procedures and (ii) to provide for the delivery of new ATM cards by Purchaser and the orderly processing of ATM transactions.

6.2           Payment of Checks, Drafts, and Orders. After the effective time of the Closing, Purchaser agrees (i) to pay in accordance with applicable law, the agreements related to the Deposit (the “Deposit Agreements”) and customary banking practice all checks, drafts and withdrawal orders properly drawn by depositors and properly presented to Purchaser, whether drawn on the checks, withdrawal or draft forms provided by Seller or by Purchaser, to the extent that the Deposit balances to the credit of the respective makers or drawers assumed by the Purchaser under this Agreement are sufficient to permit the payment thereof (after taking into account any overdraft protection rights of the depositors), and (ii) in all other respects to discharge, in accordance with applicable law, the Deposit Agreements and customary banking practice in the usual course of its banking business, all duties and obligations of Seller with respect to the balances due and owing to the depositors. If any of the depositors shall demand payment from Seller for all or any part of any Deposit, Seller shall not be liable or responsible for making such payment. As of the date of Closing, Purchaser shall become the “holder”, as that term is defined in the Texas Property Code (Tex. Prop. Code Ann. Section 73.001), of all the Deposits and safe deposit boxes and safekeeping items that Purchaser assumes under this Agreement. Purchaser will be responsible for the escheat of any property for which it becomes the holder and that becomes abandoned during the calendar year in which the Closing occurs.

6.3           Clearing Items. During the 90-day period following the date of Closing, if it is not possible to clear checks and other items drawn on a Deposit account through Purchaser’s then current clearing procedures, Seller will provide on or before Noon of that day, a list of all items presented and the amount thereof. No later than 2:00 p.m. the same day, Purchaser will verbally notify Seller if any of such items should not be paid, and will notify Seller in writing within one business day thereafter of such fact. With respect to any items presented other than those Purchaser notifies Seller should not be paid, Seller will make provisional settlement to the presenting institution and will forward such checks and other items on such Deposit to Purchaser, no later than the next business day after receipt thereof, and Purchaser will reimburse Seller for such provisional settlement. Upon the expiration of such 90-day period, Seller shall cease forwarding checks and other debits against the Deposit accounts and return them to the originators marked “Refer to Maker”. Upon timely presentation to Purchaser, Purchaser will assume all responsibility for such items (except for such items that have not been handled by Seller in accordance with applicable law or regulation, or with ordinary care), including but not limited to determining whether to honor or dishonor such items and giving any required notification for the return of items.

6.4           Returned Items. Purchaser agrees, no later than the start of the second business day after demand by Seller, to pay to Seller an amount equivalent to the amount of any uncollected item included in a depositor’s balance on the date of Closing that is returned within 60 days after the date of Closing as not collected. Purchaser shall be required to make such payment for an item only up to the balance of any funds on deposit with Purchaser; provided, however, if prior to the Closing Seller had placed a “hold” or other similar protective measure on the depositor’s account with respect to such item and subsequent to Closing Purchaser removes such hold or protective measure other than as required under applicable law or regulation, then Purchaser will be obligated to pay to Seller in full on account of such uncollected item. So long as any hold or other protective measure placed on the depositor’s account with respect to such item complies with applicable law, the placing of any such hold or other protective measure shall not be deemed a breach of this Agreement.

6.5           Data Processing and Utilities. Following the receipt of all required regulatory approvals, Seller shall (i) provide reasonable cooperation to Purchaser in converting the current data processing activities of the Eagle Pass Branch to Purchaser’s data processing system, and (ii) assist Purchaser in the transfer of all utilities relating to the Eagle Pass Branch, including the right to use the existing phone number for the Eagle Pass Branch, into the name of Purchaser. At the time of Closing, Seller shall deliver to Purchaser a list of the Deposits (customer names, addresses and tax identification numbers, balances at Closing and maturities of all certificates of deposits), grouped by deposit type, and original or duplicate copies (including electronic copy, magnetic tape, disc storage, card forms and printed copy) of all customer information files and customer records, ACH items, application files, machine operating and application software, full documentation of all application and processing routines, and any other documentation in the possession of Seller, but only to the extent necessary to the orderly operation and conversion to Purchaser’s system of the Eagle Pass Branch’s data processing operations.

6.6           Compliance with Garnishments and Similar Orders. After the effective time of the Closing, Purchaser will comply in all material respects with any and all garnishments, similar court orders, tax liens and order of any governmental entity in effect with respect to the Deposits, and Purchaser will not pay any Deposits in violation of such garnishments, orders or tax liens or otherwise take any actions not permitted pursuant thereto or pursuant to applicable law.

6.7           Direct Deposit Arrangements. Seller will use reasonable efforts to transfer to Purchaser on the date of Closing all of those automated clearing house and Fed wire direct deposit arrangements that are tied by agreement or other standing arrangement to the Deposits. For a period of 90 days after the date of Closing (the “Direct Deposit Cut-off Date”), Seller will, no later than the next business day following the date of receipt thereof, remit and transfer by electronic transmission to Purchaser all direct deposits intended for the Deposits. After the Direct Deposit Cut-off Date, Seller may discontinue accepting and forwarding automated-clearing-house and Fed-wire entries and funds and return such direct deposits to the originators marked “Unable to Locate”.

6.8           Direct Debit Arrangements. With respect to all Deposits that have arrangements providing for direct debit of such accounts by third parties (“Direct Debit Accounts”), for a period of 90 days after the date of Closing, Seller will forward to Purchaser all direct debits on Direct Debit Accounts on the business day following the date of receipt thereof, and will give Purchaser a daily accounting of such debits to Purchaser’s clearing account. Thereafter, Seller may discontinue forwarding such entries and return them to the originators marked “Account Closed”.

6.9           IRA Deposits. With respect to Deposits that are individual retirement accounts created by a trust for the exclusive benefit of an individual or his or her beneficiaries in accordance with the provisions of section 408, section 530 and section 408A of the Code (“IRA Deposits”), Seller will appoint Purchaser as successor custodian of all such IRA Deposits, including but not limited to, sending to the depositors thereof appropriate notices, and filing any appropriate applications with applicable regulatory authorities. At the effective time of the Closing, Purchaser will accept appointment as custodian with respect to such IRA Deposits and will perform all of the duties so transferred and comply with the terms of Seller’s agreement with the depositor of the IRA Deposits affected thereby.

6.10         Keogh Accounts. With respect to Deposits that are Keogh Accounts created by a trust for the benefit of employees and that comply with the provisions of section 401 of the Code (“Keogh Accounts”), Seller will use reasonable efforts and cooperate with Purchaser to invite depositors thereof to direct a transfer of each such depositor’s Keogh Account and the related Deposit to Purchaser, as custodian thereof, and to adopt Purchaser’s form of Keogh master plan as a successor to Seller’s Keogh master plan. Purchaser will assume no Deposits that are Keogh Accounts unless Purchaser has received the documents necessary for such assumption or transfer at or before the Closing. With respect to any depositors who do not transfer such Keogh Accounts to Purchaser’s form of Keogh master plan, Seller will use reasonable efforts in order to enable Purchaser to retain such Keogh Accounts at the Eagle Pass Branch.

6.11         Final Statements. Seller will render a final statement to each Depositor of a checking, money market, NOW or savings account assumed under this Agreement (including any dormant accounts) as to transactions occurring through the effective time of the Closing and will comply with all laws, rules and regulations regarding tax reporting of transactions of such accounts through the effective time of the Closing. Seller will be entitled to impose normal fees and service charges on a per-item basis, but Seller will not impose periodic fees or blanket charges in connection with such final statements unless such final statement is made as of a date that would ordinarily carry such periodic fees or blanket charges.

6.12         IRA Deposits and Keogh Accounts. Seller will deliver to Purchaser on the date of Closing all of the documents in Seller’s possession governing each IRA Deposit and Keogh Account that is included in the Deposits. Seller will prepare and file all reports to government authorities required to be filed for the period ending on the date of Closing and all prior periods. Purchaser will be responsible for all such reporting for periods commencing on the day after the Closing.

6.13         Interest Reporting and Withholding. All tax information reporting and filing requirements and all tax withholding requirements with respect to the Branch Assets and the Assumed Liabilities are the responsibility of Seller up to and through the date of Closing and the responsibility of Purchaser thereafter.

6.14         Loans. In connection with the transfer of the Loans, Seller and Purchaser agree as follows:

6.14.1.     The parties will cooperate and use commercially reasonable efforts to cause Purchaser to become the beneficiary of credit life, accident and health, vendor’s single interest premium or similar insurance purchased by or on behalf of such customer on the Loans. For the duration of such insurance, Seller and Purchaser agree to cooperate in good faith to develop a mutually satisfactory method by which the issuer of such insurance will make rebate payments to and satisfy claims of the holders of such certificates of insurance after the effective time of the Closing.

6.14.2.     Each of Purchaser and Seller will use commercially reasonable efforts to comply with all notice and reporting requirements of the loan documents or of any law or regulation with respect to the transfer of such loans.

6.14.3.     Within 30 days after the date of Closing, Purchaser will, at its expense, issue new coupon books or similar payment notices for payment of the Loans with instructions to use Purchaser’s coupons or statements and to destroy unused coupons furnished by Seller.

6.14.4.     For a period of 90 days after the date of Closing, within 3 business days after receipt by Seller of any check or money order made payable to Seller representing payment on a Loan, Seller shall issue and forward a cashier’s check made payable to Purchaser or wire transfer to the benefit of Purchaser in the amount of such item, and forward the item for collection. If the item is returned unpaid, however, Seller shall promptly notify Purchaser of such item’s return and shall forward the original of such item to Purchaser. Within 3 business days after receipt of such returned item, Purchaser shall issue and forward a cashier’s check or wire transfer to Seller in the amount of such item, and Purchaser shall be responsible for any further efforts to collect such item.

6.14.5.     If the balance due on any Loan has been reduced by Seller as a result of a payment by check received prior to the date of Closing, which item is returned after the date of Closing, the asset value representing the Loan transferred shall be correspondingly increased and an amount in cash equal to such increase shall be paid by Purchaser to Seller promptly upon demand.

6.14.6.     Within 10 days after the date of Closing, Seller shall deliver to Purchaser a list that sets forth all Loans, including, as of the effective time of the Closing, with respect to each Loan, (i) the outstanding principal balance thereof, (ii) the amount of accrued interest thereon as of the effective time of the Closing, and (iii) whether such loan is current, past due (including the number of days past due) or on nonaccrual status as of the effective time of the Closing.

6.15         Other Items. Following the date of Closing, Seller agrees to deliver as soon as reasonably practicable, but in no event later than 5 business days after receipt by Seller, to Purchaser (i) any collected funds accepted by Seller for credit to any account included in the Deposits, (ii) any refunds or reimbursements of prepaid expenses included in the acquired Branch Assets for which an adjustment to the purchase price was made pursuant to Section 1.6 and which are accepted by Seller, and (iii) any written notices or correspondence received by Seller relating to the Deposits or the Loans. Purchaser shall pay to Seller immediately, but in no event later than 5 business days after receipt by Purchaser, any refunds or reimbursements of accrued expenses for which an adjustment to the purchase price was made pursuant to Section 1.6 and which are accepted by Purchaser. Notwithstanding the foregoing provisions of this Article VI, each of Seller and Purchaser shall as soon as practicable following the Closing establish demand deposit accounts in favor of the other, and shall credit such accounts with any amounts payable to the other pursuant to this Article VI. The party in whose favor such account is established shall be entitled to draw upon such account by wire transfer at any time. All amounts shall be credited on or before the time that such amounts would otherwise be payable pursuant to the applicable section of this Article VI. Each of Purchaser and Seller shall maintain the accounts so established for a period of 90 days after the date of Closing.

6.16         Safe Deposit Box and Safekeeping Business. From and after the Closing, Purchaser agrees to assume and discharge, in the usual course of banking business, the duties and obligations of Seller with respect to all safe deposit boxes located in the Eagle Pass Branch, and to maintain all necessary facilities for the use of such boxes by the renters thereof during the period for which such persons have paid rent therefor in advance to Seller, subject to the provisions of the Safe Deposit Contracts and Safekeeping Contracts. From and after the Closing, Purchaser shall assume, honor, and discharge the duties and obligations of Seller with respect to all safekeeping items obtained from Seller and shall be entitled to any right or benefit thereafter. Within 30 days of the date of this Agreement, Seller shall audit all items currently held for safekeeping at the Eagle Pass Branch and provide Purchaser with an inventory thereof, and from and after the date of such inventory until the effective time of the Closing, Seller shall maintain a list of any items added to or removed from safekeeping at the Eagle Pass Branch, which list shall be provided to Purchaser at the Closing. At the Closing, Seller shall provide Purchaser with a true and correct list of Safe Deposit Contracts and Safekeeping Contracts in effect as of the date of Closing, together with the rentals or other amounts paid on such agreements and contracts and the expiration dates of such contracts.

6.17         Nonsolicitation Agreement.

6.17.1.     For and in consideration of the purchase by Purchaser of the Branch Assets and the assumption of the Assumed Liabilities, the payment of the Premium and the other agreements and covenants contained in this Agreement, from the date hereof and for a period of one (1) year following the date of Closing, none of Seller or any of its affiliates will (and Seller will use its commercially reasonable efforts to prevent its directors from taking action to) (i) solicit the banking business of any current customers of the Eagle Pass Branch whose banking business or any part thereof is transferred to Purchaser pursuant to the terms of this Agreement, or (ii) solicit any Employee (as hereinafter defined) to leave the employ of Purchaser.

6.17.2.     Notwithstanding subsection 6.17.1 above, neither Seller nor any of its affiliates shall be deemed to be in violation of this Section by virtue of (i) its continued banking dealings, including marketing, with current customers of the Eagle Pass Branch who have banking relations with Seller or with one of Seller’s affiliates at other banking offices of Seller or Seller’s affiliates, (ii) its advertising in publications that are normally distributed in geographic areas that include the geographic markets served by the Eagle Pass Branch, (iii) mailings or other distribution of advertising materials, if the names and/or addresses were obtained from a third party source, even if the mailings or other distributions include names and/or addresses of, and therefore distribution of the materials to, Eagle Pass Branch customers, provided that the mailings were not exclusively targeted at Eagle Pass Branch customers; (iv) soliciting or hiring any Employee who is terminated by the Purchaser following Closing; or (v) soliciting or engaging in any transaction with customers of the Eagle Pass Branch who approach Seller or any of Seller’s affiliates without prior solicitation by Seller or Seller’s affiliates.

6.17.3.     If any court of competent jurisdiction should determine that any term or terms of this covenant are too broad in terms of time, geographic area, lines of commerce or otherwise, such court shall modify and revise any such term or terms so that they comply with applicable law. Seller hereby acknowledges and agrees that Purchaser will be irreparably damaged if the provisions of this Section 6.17 are not specifically enforced. Accordingly, Purchaser shall be entitled to an injunction restraining any violation of this Section by Seller (without any bond or other security being required), or any other appropriate decree of specific performance. Such remedies shall not be exclusive and shall be in addition to any other remedy that Purchaser may have at law or in equity.

6.18         Optical Disk Records. After the date of Closing, Seller shall provide research assistance, on a case-by-case basis, with respect to the Branch Assets and Assumed Liabilities, to the extent the Books and Records are only available as Optical Disk Records. Seller will use commercially reasonable efforts to comply with each research request made by Purchaser on a timely basis, and Seller agrees to provide such research at no greater cost to Purchaser than the amount of any service charges that Seller would charge to Seller’s customers, provided, however, that if Purchaser charges its customer a fee or charge for such service provided by Seller, and such fee is more than the amount that Seller would charge to Seller’s customers, Purchaser shall also promptly pay over to Seller the amount of such excess. Seller shall retain the Optical Disk Records in accordance with its records retention policy as currently in effect.

6.19         Taxes. Purchaser shall be responsible for the payment of all taxes arising as a result of the purchase of the Branch Assets; except that Purchaser shall not be responsible for, or have any liability with respect to, taxes on any income to Seller arising out of this transaction. Seller shall cooperate with Purchaser in Purchaser’s efforts to minimize all taxes payable by Purchaser, if any, as a result of the transactions contemplated by this Agreement, provided that Seller can do so without incurring any out-of-pocket costs or expenses.

6.20         Customer Matters. The parties shall cooperate following Closing in providing notifications to customers of the Eagle Pass Branch of the consummation of the transaction herein described and the transfer of accounts from the Seller to the Purchaser, and in forwarding checks, payments, documents and information as may be required to facilitate the transition of the accounts included within the Branch Assets, in each case in such manner as will comply with any and all applicable legal requirements.

6.21         Further Conveyances. After the Closing, Seller, without further cost or expense to Seller, shall execute and deliver to Purchaser (or cause to be executed and delivered to Purchaser) such additional instruments of conveyance and transfer and take such other and further actions as Purchaser may reasonably request more effectively to convey, transfer to and vest in Purchaser, and to put Purchaser in possession and operating control of, all or any part of the Branch Assets and, in case of Branch Assets consisting of contracts and rights, if any, which cannot be transferred effectively without the consent of third parties which consent is unobtainable, to use its reasonable efforts to secure Purchaser the benefits thereof.

6.22         Further Consents to Assignment. As and to the extent the parties shall have failed to obtain any consent to the assumption of any contract included as a part of the Branch Assets or Deposits, Repurchase Agreement or other liabilities assumed under the terms hereof, Seller and Purchaser shall continue to cooperate with each other, and each to use its best efforts to obtain from such person or persons the consents or approvals (or effective waivers thereof).

ARTICLE VII

Employees and Employee Benefits

7.1           Employment. Purchaser shall offer employment to those persons who, as of the Closing, are Seller’s current employees of the Eagle Pass Branch (the “Employees”), on such terms and with such compensation as Purchaser may determine in its sole discretion. Notwithstanding the foregoing, unless the Juve Employment Contract is terminated, Purchaser expressly agrees to assume the liability of the Seller under the Juve Employment Contract as described above.

7.2           Accrued Compensation and Benefits. Seller shall be responsible for, and shall pay as of the time of Closing, all obligations of Seller to all current and former employees of the Eagle Pass Branch for accrued payroll and other compensation for work to the time of Closing, and any and all retirement, pension, profit sharing, vacation or sick leave rights owed to current or former employees of the Eagle Pass Branch accrued and unpaid as of the Closing.

ARTICLE VIII

Indemnification

8.1           Indemnification of Purchaser. For the period commencing on the date of Closing and ending twelve (12) months following the Closing, Seller hereby agrees to indemnify, defend, and hold harmless Purchaser and its officers, directors, employees, agents and other representatives from and against any and all liabilities, penalties, damages, losses, claims, costs, and expenses (including reasonable attorneys’ fees and expenses for the defense of any claim which, if proved, would give rise to an obligation of indemnity hereunder, whether or not such claim may be ultimately proved) arising out of or resulting directly or indirectly from any misrepresentation or breach of any representation or warranty by Seller. For the period commencing on the date of Closing and ending eighteen (18) months following the Closing, Seller hereby agrees to indemnify, defend, and hold harmless Purchaser and its officers, directors, employees, agents and other representatives from and against any and all liabilities, penalties, damages, losses, claims, costs, and expenses (including reasonable attorneys’ fees and expenses for the defense of any claim which, if proved, would give rise to an obligation of indemnity hereunder, whether or not such claim may be ultimately proved) arising out of or resulting directly or indirectly from (a) failure of Seller to fully to pay or satisfy or cause to be paid or satisfied any liabilities not to be assumed by Purchaser pursuant to the terms hereof; (b) breach of any obligations or covenants on the part of Seller under this Agreement; and (c) the ownership, operation and conduct of the business of the Eagle Pass Branch prior to the date of Closing (other than liabilities expressly assumed by the Purchaser pursuant to the terms hereof), including any violation of laws occurring or alleged to have occurred on or prior to the effective date of Closing.

8.2           Indemnification of Seller. For the period commencing on the date of Closing and ending twelve (12) months following the Closing, Purchaser hereby agrees to indemnify, defend, and hold harmless Seller and its officers, directors, employees, agents and other representatives from and against any and all liabilities, penalties, damages, losses, claims, costs, and expenses (including reasonable attorneys fees and expenses for the defense of any claim which, if proved, would give rise to an obligation of indemnity hereunder, whether or not such claim may be ultimately proved) arising out of or resulting directly or indirectly from any misrepresentation or breach of any representation or warranty by Purchaser. For the period commencing on the date of Closing and ending eighteen (18) months following the Closing, Purchaser hereby agrees to indemnify, defend, and hold harmless Seller and its officers, directors, employees, agents and other representatives from and against any and all liabilities, penalties, damages, losses, claims, costs, and expenses (including reasonable attorneys fees and expenses for the defense of any claim which, if proved, would give rise to an obligation of indemnity hereunder, whether or not such claim may be ultimately proved) arising out of or resulting directly or indirectly from (a) failure of Purchaser to fully to pay or satisfy or cause to be paid or satisfied any liabilities to be assumed by Purchaser pursuant to the terms hereof; (b) breach of any obligations or covenants on the part of Purchaser under this Agreement; and (c) the ownership, operation and conduct of the business of the Eagle Pass Branch on or subsequent to the date of Closing, including any violation of laws occurring or alleged to have occurred subsequent to the Closing.

8.3           Responsibility for Defense. Within thirty (30) days after receipt of any notice of a claim made under Section 8.1 or 8.2 hereof, but not less than five (5) working days prior to the time the indemnifying party is required to respond to a claim, the indemnifying party will, by giving written notice to the indemnified party, have the right to assume responsibility for the defense of the claim in the name of indemnified party or otherwise as the indemnifying party may elect; provided that the indemnifying party also acknowledge in writing its responsibility to indemnify the indemnified party with respect to such claim; and provided further that failure of the indemnifying party to exercise its right to assume responsibility for the defense of any claim shall not restrict the ability of the indemnified party from subsequently joining such indemnifying party as a party in any litigation respecting such claim. In such event, the indemnified party shall have the right to defend the claim and shall be automatically deemed to have reserved all of its rights against the indemnifying party, including the right to seek reimbursement for the indemnified party’s reasonable attorneys’ fees and costs of defense. If an indemnifying party has undertaken responsibility for the defense of a claim, the indemnified party shall nonetheless have the right to participate, at its own expense and with its own counsel, in the defense of a claim and the indemnifying party will consult with the indemnified party from time to time on matters relating to the defense of such claim and will provide such information and assistance as the parties deem reasonably necessary to defend the claim. The indemnifying party will provide the indemnified party with copies of all pleadings and correspondence relating to such claim and will keep the indemnified party apprised of proposed adjustment, compromises and settlements. Notwithstanding anything herein to the contrary, the indemnifying party shall not be entitled to compromise or settle any such action without the prior written consent of the indemnified party, unless the settlement is for payment of money only and without an admission of liability on the part of the indemnified party.

8.4           Payment of Fees and Expenses. If a party shall be entitled under this Article to indemnification for fees and expenses, the indemnified party shall be entitled to current reimbursement thereof by the indemnifying party upon the submission to the indemnifying party of a request for reimbursement setting forth in reasonable detail such fees and expenses to be reimbursed.

8.5           Sole Remedy. The indemnification rights set forth in this Agreement constitute the parties’ sole remedy following Closing for the failure of any warranty or representation to be true and correct, or breach of any covenant or agreement in this Agreement, in the absence of actual fraud.

8.6           Limitation on Damages; Deductible. Notwithstanding any other provisions of this Agreement or any other document executed at Closing in connection with this Agreement, except in the case of actual fraud by Seller:

8.5.1        The aggregate maximum amount of all claims for indemnification by Purchaser with respect to the failure of any Seller warranty or representation to be true and correct, or breach of any covenant or agreement of Seller in this Agreement, shall not exceed $7,500,000.00.

8.5.2        Purchaser shall not make any claim for indemnification with respect to the failure of any Seller warranty or representation to be true and correct, or breach of any covenant or agreement of Seller in this Agreement, except to the extent all such claims exceed $375,000.00.

ARTICLE IX

Amendment, Waiver, and Termination

9.1           Amendment. This Agreement may be amended at any time prior to the Closing only by written instrument executed by both the Seller and the Purchaser.

9.2           Waiver. Either party may at any time waive compliance by the other of any covenants or conditions contained in this Agreement but only by written instrument executed by the party waiving such compliance. No such waiver, however, shall be deemed to constitute the waiver of any such covenant or condition in any other circumstance or the waiver of any other covenant or condition. The failure of Purchaser to enforce at any time or for any period of time any of the provisions of this Agreement shall not constitute a waiver of such provisions.

9.3           Termination. In addition to any right of termination herein provided, this Agreement may be terminated at any time prior to the Closing, but only by written instrument signed by both parties. This Agreement may be terminated by either party in its sole discretion in the event the Closing shall not have occurred by May 31, 2007, unless otherwise extended by the parties in writing.

ARTICLE X

Real Estate Matters

10.1         Commitment for Title Insurance and Survey. Within forty-five (45) days of the date of this Agreement, Seller shall deliver to Purchaser and Purchaser’s counsel, at Purchaser’s expense, with respect to each parcel of Real Property (a) a title commitment (including all documents, instruments or agreements evidencing or creating the exceptions referenced in such commitment) (the “Commitment”) issued by a title company acceptable to Purchaser (the “Title Company”) and (b) a land title survey of the Real Property, prepared and certified as to all matters shown thereon by a surveyor licensed by the State of Texas (the “Survey”), which Survey shall include a notation stating whether or not a portion of such Real Property is located in a 100-year flood plain, flood-prone area of special flood hazard and shall show the specific location of any portions of such Real Property that may be located in any such flood areas. The Commitment shall reflect that Seller has good and indefeasible title to the Real Property, subject only to (a) (1) any shortages in area, (2) taxes for 2006 and subsequent years and subsequent assessments for prior years due to a change in land usage or ownership, (3) utility easements, restrictive covenants and other matters that do not materially and adversely affect the present use of the Real Property as a commercial bank, and (4) objections accepted or deemed waived by Purchaser (collectively, the “Permitted Encumbrances”); and (b) other matters of record in Maverick County, Texas and routine matters to be satisfied as part of the conveyance of the Real Property.

10.2         Objections and Remedies. If any Commitment contains any exceptions other than those described in Section 10.1, Seller shall make a good faith effort to cure such exceptions provided that the same can be cured without cost to the Seller. Purchaser may object to any remaining uncured exceptions by providing written notice of such objection on or before the close of business on the 10th business day after delivery of the Commitment and the Survey to Purchaser. All objections raised by Purchaser are referred to herein as the “Objections”. Within 30 days after receipt of the Objections, Seller shall either (i) remedy or remove all Objections, or (ii) notify Purchaser that Seller has elected not to remedy or remove some or all of the Objections. In the event Seller gives the notice set forth in the preceding clause (ii) of this Section 10.2, or in the event Seller fails to remedy or remove all Objections within said 30-day period, Purchaser may (as its sole remedy) on or before close of business on the 5th business day after such 30-day period (or, if applicable, on or before close of business on the 5th business day after receipt of Seller’s notice), terminate this Agreement as to the conveyance of the Real Property only by giving Seller written notice, whereon this Agreement shall be modified to exclude from the Assets all such Real Property and the consideration to be paid shall be reduced by the book value of the Real Property as included in the calculation of the Net Payment . If Purchaser fails to terminate within such 5-business day period, Purchaser shall be deemed to have waived its Objections.

10.3         Title Insurance Policy. Seller shall cause the Title Company, as soon as practicable after the Closing, to issue a Texas Owner’s Policy of Title Insurance, to Purchaser, at Purchaser’s expense, covering the Real Estate in the amount equal to the book value of the Real Property as included in the calculation of the Net Payment. Such policy shall guarantee Purchaser’s title to the Real Property to be good and indefeasible subject only to the Permitted Encumbrances.

ARTICLE XI

Miscellaneous

11.1         Cooperation. Each of Purchaser and Seller will cooperate with the other party in furnishing information, testimony, and other assistance in connection with any actions or proceedings, including any efforts to obtain regulatory approvals, or any other governmental inquiries or investigations involving the applications for approval, conduct of the business of the Eagle Pass Branch or the transactions contemplated hereby. In addition, Seller and Purchaser shall cooperate with each other both before and after the Closing to effect an orderly transition of the business of the Eagle Pass Branch from Seller to Purchaser.

11.2         Confidentiality. The obligations of the parties under the confidentiality agreement entered into by and between the parties hereto and dated September 11, 2006 (the “Confidentiality Agreement”), shall survive the execution and delivery of this Agreement.

11.3         Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the extent permitted by law.

11.4         Expenses. Except as otherwise expressly provided in this Agreement, each party will bear its own expenses incurred in connection with this Agreement and the transaction contemplated hereby, whether or not such transaction shall be consummated. Purchaser shall be responsible for bearing the cost of filing fees with respect to regulatory approvals required to be obtained by Purchaser in connection with the transactions herein described.

11.5         No Brokers. Seller and Purchaser each agree with the other that no broker, finder or other third party has in any way brought the parties together or been instrumental in the making of this Agreement. Each such party agrees to indemnify the other against any claim by any third person for any commission, brokerage or finder’s fee, or other payment with respect to this Agreement or the transactions contemplated hereby and thereby based on any alleged agreement or understanding between such party and such third person, whether express or implied from the actions of such party.

11.6         Transfer Taxes. Purchaser will bear any state, federal or foreign transfer, sales or use taxes, if any, which may result from the transfer of the Branch Assets or Assumed Liabilities from Seller to Purchaser.

11.7         Notices. All notices, offers, approvals and other communications hereunder shall be in writing and shall be deemed given upon mailing by registered or certified United States mail, postage prepaid and return receipt requested, to the other party addressed as follows:

If to Purchaser, to:

First National Bank

100 W Cano St

Edinburg, Texas 78539

Attention: Mr. David O. Rogers, Jr.,

   Chairman of the Board

with a copy to:

Charles E. Greef

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

If to Seller, to:

Texas State Bank

3900 North Tenth Street

McAllen, TX 78502

Attention: Mr. Glen E. Roney,

   Chairman of the Board

with copies to:

William A. Rogers, Jr.

Rogers & Whitley, LLP

2210 San Gabriel

Austin, Texas 78705

and:

Banco Bilbao Vizcaya Argentaria, S.A.

Attention:              Ignacio Moliner

Pº de la Castellana 81, planta 18

28046 Madrid

Spain

Telephone:             +34 (91) 537-8049

Facsimile:               +34 (91) 374-5021

and:

Banco Bilbao Vizcaya Argentaria, S.A.

Attention:              Maria Jesus Arribas

Pº de la Castellana 81, planta 25

28046 Madrid

Spain

Telephone:             +34 (91) 374-4418

Facsimile:               +34 (91) 374-4471

and:

BBVA USA

10001 Woodloch Forest Drive, Suite 610,

The Woodlands, Texas 77380

Attention:               Joaquín Gortari

 (Executive Vice President Finance)

Facsimile:               (832) 813-7731

and:

BBVA USA

10001 Woodloch Forest Drive, Suite 610,

The Woodlands, Texas 77380

Attention:               Peter Paulsen

 (Executive Vice President General Counsel and Secretary)

Facsimile:               (832) 813-7732

and:

Sullivan & Cromwell LLP
125 Broad Street

New York, New York 10004

Attention:               H. Rodgin Cohen, Esq.

 Donald J. Toumey, Esq.

Facsimile:               (212) 558-3588

Any writing which may be mailed pursuant to the foregoing may also be delivered by hand or transmitted by facsimile and in such event shall be effective when actually received by the addressee. Either party may from time to time specify as its address for purposes of this Agreement any other address within the continental United States upon the giving of ten (10) days written notice thereof to the other party.

11.8         Assignment. This Agreement and the rights, obligations and liabilities hereunder shall be binding upon and inure to the benefit of the successors and assignees of each of the parties hereto, including, without limitation BBVA, but no rights, obligations or liabilities hereunder shall be assignable or delegable by any party without the prior written consent of the other parties hereto and any attempted or purported assignment in violation hereof shall be null and void.

11.9         No Third Parties. This Agreement is not intended to, and shall not, create any rights in or confer any benefits upon any person other than the parties hereto and, for the limited purposes of enforcing the assumption by Purchaser of obligations under the Juve Employment Contract as provided in section 1.3.2, Texas Regional Bancshares, Inc. Notwithstanding the foregoing, the Purchaser acknowledges that Texas Regional Bancshares, Inc. (“TRBS”), the Seller’s ultimate parent company, is a party to an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) between TRBS and BBVA, pursuant to which TRBS, and thereby the Seller, will be acquired by BBVA. This Agreement is being entered into in part to satisfy certain regulatory requirements related to the approval by applicable regulatory authorities of the transaction described in the Agreement and Plan of Merger. Purchaser agrees to cooperate and provide information as may reasonably be requested related to the approval and consummation of the transaction described in the Agreement and Plan of Merger.

11.10       Incorporation by Reference. All Schedules, Appendices and other attachments to this Agreement constitute integral parts of this Agreement and are hereby incorporated into this Agreement by this reference for all relevant purposes.

11.11       Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart.

11.12       Entire Agreement; Time is of the Essence. This Agreement, together with the Confidentiality Agreement and the other instruments and other documents described or referred to herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior oral or written agreement. Time is of the essence of this Agreement.

11.13       Interpretation. Any headings in this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require. Each defined term identified herein with initial capital letters shall have the meaning ascribed to such term herein. Each party agrees that the language and all parts of this Agreement shall be construed as a whole according to its fair meaning, and no party’s role in drafting this Agreement shall lead to this Agreement being strictly construed for or against it, nor shall the role of any party’s counsel lead to any such principle of construction. The parties acknowledge that each has reviewed this Agreement and has had the opportunity to have it reviewed by its attorney and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any part thereof or attachment thereto.

11.14       Survival of Representations and Covenants. All representations, warranties, covenants and agreements made in this Agreement or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing of the transaction herein described for a period of twelve (12) months following the Closing.

11.15       Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

11.16       Public Disclosure. Seller and Purchaser will consult with each other regarding the content of any press release or other public disclosure concerning this transaction and obtain the prior written approval of the other party hereto; provided, however, that notwithstanding anything else contained in this Section, Seller and Purchaser shall be permitted to make any public disclosure or governmental filings as its counsel may deem necessary to maintain compliance with or to prevent violations of applicable Federal or state laws or regulations.

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signature lines follow.]

IN WITNESS WHEREOF,  the parties hereto have executed this Agreement as of the date first set forth above.

SELLER:

Texas State Bank,
A Texas state banking association

By:	/s/ G. E. Roney
Glen E. Roney,
Chairman of the Board

PURCHASER:

First National Bank,
A national banking association

By:	/s/ David O. Rogers, Jr.
David O. Rogers, Jr.,
Chairman of the Board